EXHIBITS

Exhibit A: Offering Statement

Exhibit B: Business and Business Plan

Exhibit C: Subscription Instructions

Exhibit D: Revenue Sharing Promissory Note

Exhibit E: Financial Statements

Exhibit F: Subscription Agreement

Exhibit G: Buy-Sell Agreement

Exhibit H: Offering Page on Intermediary's Portal